Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-208398-01

May 7, 2018

Mid-America Apartments, L.P.

$400,000,000

4.200% Senior Notes due 2028

Pricing Term Sheet

This pricing term sheet relates only to the securities described below and should be read together with Mid-America Apartments, L.P.’s preliminary prospectus supplement dated May 7, 2018 (the “preliminary prospectus supplement”) and the accompanying prospectus dated December 9, 2015 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Mid-America Apartments, L.P.

Expected Ratings (Moody’s / S&P/ Fitch)*:	Baa1 / BBB+ / BBB+

Security:	4.200% Senior Notes due June 15, 2028

Principal Amount:	$400,000,000 aggregate principal amount

Trade Date:	May 7, 2018

Settlement Date:	May 14, 2018 (T+5)

Maturity Date:	June 15, 2028

Interest Payment Dates:	Payable semi-annually on June 15 and December 15, commencing December 15, 2018

Interest Rate:	4.200% per year, accruing from May 14, 2018

Price to Public:	99.403% of the principal amount, plus accrued interest, if any

Benchmark Treasury:	2.750% due February 15, 2028

Benchmark Treasury Yield:	2.953%

Spread to Benchmark Treasury:	+132 basis points

Yield to Maturity:	4.273%

Optional Redemption:	Prior to March 15, 2028, make-whole redemption at the Treasury Rate (as defined) plus 20 basis points (except as otherwise provided in the preliminary prospectus supplement) plus accrued and unpaid interest. On and after March 15, 2028, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. See the preliminary prospectus supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

CUSIP / ISIN:	59523UAP2 / US59523UAP21

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC U.S. Bancorp Investments, Inc. SunTrust Robinson Humphrey, Inc.

Senior Co-Managers:	Mizuho Securities USA LLC PNC Capital Markets LLC

Co-Managers:

BB&T Capital Markets, a division of BB&T Securities, LLC

BMO Capital Markets Corp.

Capital One Securities, Inc.

Fifth Third Securities, Inc.

FTN Financial Securities Corp.

KeyBanc Capital Markets Inc.

Regions Securities LLC

TD Securities (USA) LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.